EXHIBIT 10.1

September 6, 2022

Lesley Matt 13629 Janell Drive
Columbia Station, OH 44028

Dear Lesley:

It is with great enthusiasm that we extend to you this formal offer of employment for the position of Chief Executive Officer with Energy Focus, Inc. (the “Company”), subject to the terms and conditions outlined below. In this position, you report directly to the Board of Directors. This offer is contingent upon approval by the Company’s Board of Directors and successful completion of numbered items 10 and 11.

Our offer for employment includes:
1.Start Date – Your starting date will be as soon as possible, but we hope that you will be able to start no later than September 12, 2022. We respect and accept that some of your existing duties may extend beyond your start date, and we agree to work cooperatively with you in a smooth transition, as required, for all parties.
2.Base salary – Your starting annualized salary will be $260,000.00, less payroll deductions and all required withholdings, payable in installments based on the Company’s practices as may be in effect from time to time. We pay on a bi-weekly basis, which computes to $10,000.00 per pay period.
3.Performance Bonus –You will be eligible to earn an annual discretionary cash bonus with a targeted rate of 50% of base salary, governed under the rules of the FY2022 Executive Bonus Plan or successor plans then in effect. This bonus is based upon both the Company’s financial performance (70%) and your individual performance (30%). Payment of the bonus is contingent upon your continued employment with the Company at the time the bonus is paid and will be paid in accordance with the applicable bonus plan approved by the Board of Directors. The Board of Directors or the Compensation Committee could, in its sole discretion, adjust amounts payable downward or upward to reflect such considerations as it may in its sole discretion deem to be appropriate. Participation in an annual bonus program is at the discretion of the Company’s Board of Director’s, is not guaranteed and may be modified or discontinued at any time by the Board.
4.Equity Awards – As a material inducement to your acceptance of employment, upon or as soon as practicable following your first day of employment and subject to the approval of the Company’s Board of Directors, you will be granted options to purchase 150,000 shares of Energy Focus common stock, which award will vest under substantially the same terms as under our standard executive non-qualified option award agreement (and otherwise be subject to substantially similar terms and conditions as those established under the Company’s 2020 Stock Incentive Plan). One-fourth of the originally granted options will generally vest on the first anniversary of the grant date, and the remainder will generally vest in equal monthly installments thereafter over a three-year period.
5.Benefits – You are entitled to participate in the standard benefits program, which the Company offers to its eligible employees. A brief summary of the programs currently in place is set forth below. The specific terms of each benefit apply.

a.Medical, Dental, Vision benefits – You and your eligible dependents will be eligible for Company medical, dental and vision benefit programs your first day of employment. The Company pays full dental and vision benefits for our three plans that are offered.
b.Life Insurance benefits – You will be eligible for $50,000 of group term life insurance at no cost to you effective your first day of employment. Additional voluntary life insurance is available for you and your dependents at your own cost.
c.STD/LTD benefits – You will be eligible for both short-term and long-term disability benefits at no cost to you effective your first day of employment.
d.Company 401(k) – You will be eligible to participate in the company’s 401(k) program on the first of the month following three months of employment.
e.Employee Stock Purchase Plan – You will be eligible to participate in the Company’s Employee Stock Purchase Plan. Note this plan allows you to purchase the Company’s stock at a 15% discount through payroll deduction. Entrance dates are January 1 and July 1 every year.
f.Holidays – In addition to the company’s 8 paid holidays, based on your start date, you will also receive three personal days for use in 2022.
6.Expenses – Energy Focus will reimburse you for all company approved business travel and entertainment expenses within the guidelines of the Company’s Travel and Entertainment Expense Policy. All T/E expenses must be submitted via expense reports including receipts.
7.New Hire Documentation– As part of the hiring process, you will be required to complete certain Federal, State and company documentation. In compliance with federal law, all persons hired will be required to verify identity and eligibility to work in the United States and to complete the required employment eligibility verification document form upon hire.
8.Company Handbook/Confidentiality Agreement – Due to the large amount of intellectual property and other company proprietary factors as well as company rules and standards, as a condition of your employment we require you to sign several agreements upon joining the Company that confirm your commitment to confidentiality, code of conduct and ethical behavior. The Confidentiality and Non-Competition Agreement is the Company’s standard restrictive covenant agreement including confidentiality and intellectual property-related provisions and an agreement that you will not compete with the Company or solicit its customers or employees for a period extending one year beyond your last date of employment with the Company.
9.At Will Employment – The employment relationship between you and the Company shall be “at will” and is terminable by either party at any time for any or no reason.
10.Pre-Employment Drug Screen – The offer of employment contained in this letter is contingent upon you successfully completing and passing a pre-employment drug screen. Please be sure to bring with you a valid driver’s license when going to your pre-employment drug test. The testing locations and other testing information will be given to you after your acceptance of the employment offer, and you will be required to take the test prior to your first day.
11.Background Check – Prior to or immediately following your start date a background screening will be completed. A release statement will be provided to you for completion and submission to me in order to facilitate the screen.

12.Miscellaneous –
If any reimbursements provided by the Company pursuant to this offer letter would constitute deferred compensation for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, such reimbursements will be subject to the following rules: (i) the amounts to be reimbursed shall be determined pursuant to the terms of the applicable benefit plan, policy or agreement and shall be limited to your lifetime and the lifetime of your eligible dependents; (ii) the amounts eligible for reimbursement during any calendar year may not affect the expenses eligible for reimbursement in any other calendar year; (iii) any reimbursement of an eligible expense shall be made on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (iv) your right to a reimbursement is not subject to liquidation or exchange for cash or another benefit.
The Company may withhold from any amounts payable under this offer letter all federal, state, city or other taxes as the Company is required to withhold. Notwithstanding any other provision of this offer letter, the Company will not be obligated to guarantee any specific tax result for you with respect to any payment provided to you hereunder, and you will be responsible for any taxes imposed on you with respect to any such payment.
By accepting this offer, you represent that you are able to accept this job and carry out the work that it would involve without breaching any legal restrictions on your activities, such as non-competition, non-solicitation or other work-related restrictions imposed by a current or former employer. You also represent that you will inform the Company about any such restrictions and provide the Company with as much information as possible, including any agreements between you and your current or former employer describing such restrictions on your activities. You further confirm that you will not remove or take any documents or proprietary data or materials of any kind, electronic or otherwise, with you from your current or former employer to the Company without written authorization from your current or former employer, nor will you use or disclose any such confidential information during the course and scope of your employment with the Company. If you have any questions about the ownership of specific documents or other information, you should discuss such questions with your former employer before removing or copying the documents or information.

This offer letter embodies the complete agreement and understanding between the parties with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way. If one or more of the provisions of this offer letter is invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable. This offer letter may be executed in separate counterparts, each of which shall be deemed to be an original and both of which taken together shall constitute one and the same agreement.
This offer letter shall be governed by, and construed in accordance with, the internal, substantive laws of the State of Ohio. You agree that the state and federal courts located in the State of Ohio shall have jurisdiction in any action, suit or proceeding against you based on or arising out of this Agreement, and you hereby: (a) submit to the personal jurisdiction of such courts; (b) consent to service of process in connection with any action, suit or proceeding against you; and (c) waive any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction, venue or service of process.
[Signature page follows.]

Lesley, we look forward to having you join the Company’s leadership team and know that you will play a significant role in the future success of the Company. If you have any questions, please do not hesitate to call me directly. Please note, this offer letter is set to expire on Thursday, September 8, 2022 at 4 p.m. ET.
Best regards,

/s/ Stephen Socolof
Stephen Socolof
Chairman and Interim CEO

Accepted by Lesley Matt: (Sign and Date)
/s/ Lesley Matt
September 7, 2022